

February 3, 2012

<u>Via Facsimile</u>
Eli Feder
President and Chief Executive Officer
OSL Holdings Inc.
1710 First Avenue
New York, NY 10028

> **Re: OSL Holdings Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed January 13, 2012**
> **File No. 001-32658**

Dear Mr. Feder:

We have reviewed your response to our letter dated November 14, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1.01 Entry into a Material Definitive Agreement, page 1</u>

1. We note your revised disclosure on page 2 that as of January 12, 2012, you have paid $10,000 of the $240,000 due to Crisnic. Given that the promissory note was to be paid in full by January 3, 2012, please disclose whether you have received notice of default from Crisnic and discuss the steps you are taking to cure this apparent default prior to the preferred shares being released from escrow. Please also disclose the source of funds used to pay the $10,000 to Crisnic.

<u>Description of Business, page 3</u>

<u>Business Overview, page 3</u>

2. Please revise the first paragraph of this section to make clear that your current operations are limited to the development of the OSL office products business and the recently

acquired minority interest in the CDS business. Please discuss, in particular, that the remainder of your discussion in this paragraph is purely aspiration in nature.

3. Please substantiate your statement that "CDS has become one of the fastest growing distributors in North America by utilizing a solid foundation to provide practical solutions to the industry."

4. We note that you now hold a minority interest in CDS. Please revise the third paragraph to discuss any agreements you have with CDS regarding your influence on the operations, management positions, board seats, access to cash flow or otherwise as it relates to that business. Also, to the extent you are prohibited from acquiring an additional stake in CDS without jeopardizing its status as a woman owned business, please disclose that fact.

5. Please substantiate that there are "millions of members" of the loyalty program or clarify that it is your aspiration to have this many members.

6. Please provide us with the basis for your belief that your acquisition of CDS and other acquisitions will "produce substantial contracts in the first quarter of calendar 2012 with growth in revenue by the third quarter of calendar 2012."

Our Corporate History and Background, page 4

7. We note your responses to prior comments 2, 3, and 5. Please relocate your disclosure in the seventh, eighth, and ninth paragraphs on page 4 to the Business Overview section.

8. We note your response to prior comment 5. Please disclose the substance of your response in the opening paragraphs of the Business Overview section. In addition, please reconcile the monthly burn rate of $100,000 referenced in your response with your revised disclosure on page 14, from which it appears your monthly burn rate will be at least $125,000 before including debt repayments.

9. Additionally, with a view to revised disclosure, please provide us with the basis for your belief that you anticipate signing supply contracts for your products before March 30, 2012.

Our Strategy, page 5

10. Please either define or remove acronyms and other marketing and industry jargon such as "B2C," "B2B," "cross platform," and "cross vertical."

OSL and CDS, page 6

11. We note your response to prior comment 12. Please briefly explain what you mean by "secure a dialogue with additional audiences . . . ."

12. Please reconcile your disclosure here, where you characterize United Stationers as a strategic partner, with your revised disclosure on page 7 that you do not have a formalized strategic partnership with United Stationers. Additionally, please identify and explain the nature of the strategic relationships resulting from the acquisition of CDS.

Strategic Partnerships, page 7

13. We note your response to prior comment 18. Please tell us why you are not substantially dependent on the agreement with United Stationers or why it is otherwise not material to you. Alternatively, file the agreement as an exhibit to your next amended Form 8-K.

Customers, page 7

14. To the extent either Verizon or Pep Boys accounts for 10% or greater of CDS's sales, please disclose the percentage sales to these customers.

Competition, page 7

15. We note your response to prior comment 20. Please explain how your loyalty reward program will enable you to be "nimble and efficient" compared to larger, established national competitors.

Management's Discussion and Analysis, page 12

16. Please revise the second to last paragraph on page 12 by clarifying that these are your aspirations. Please also revise your Business Overview on page 3 accordingly.

Plan of Operations, page 13

17. Please reconcile your disclosure that you expect to generate revenues in the second half of 2011 with revised disclosure in the fourth paragraph of this section that your website will not be fully operational until the end of the first quarter 2012.

18. We note your revised disclosure on page 5 that your strategy for each of your business units will be unique to those units. We also note your revised disclosure in the Overview section of your MD&A. Please revise your plan of operation to disclose in detail your strategy for each business unit as well as your plan to execute each strategy. You should include detail regarding costs, milestones, and source(s) of funding for each material aspect of your business plan to the extent it is not already discussed. Additionally, to the extent that the implementation of a certain component of your business plan is dependent on the successful implementation of other components of your business plan, please discuss accordingly.

19. In addition, please add risk factor disclosure of the risks that you may be unable to implement your business plan given its complexity and the limited capital available to you.

20. Please discuss in greater detail the "soon to be finalized technology contracts," including when you anticipate finalizing these agreements, and explain how these contracts will facilitate your goal to develop electronic marketplaces.

21. Please provide us with support for your statement in the fourth paragraph on page 13 that CDS has revenues in the "$3,000,000 range" and why you believe through your acquisition of CDS that its revenues have been acquired for financial statement reporting purposes. Additionally, please balance this disclosure by disclosing CDS's net profit or loss for the most recent fiscal year and interim period.

22. In this regard, please tell us how you intend to account for the acquisition of CDS. We note in this regard that you acquired 48% of CDS common stock, with an additional two percent held by your designees. It is not clear from your Form 8-K filed December 21, 2011 whether you intend to consolidate CDS's financials or use the equity method to account for your interest in CDS. To the extent you intend to consolidate CDS's financials into your financials, please provide us with your complete and clear analysis on how you will control CDS with the CDS founder retaining 50% of the entity. In addition, your response should include the specific accounting literature that will enable you to consolidate CDS.

23. Please disclose the estimated cost and timeframes for hiring the additional internet marketing personnel.

24. Please explain in greater detail how you intend to drive traffic to your website once it is operational. Additionally, please explain why customers would have an incentive to utilize your distribution and rewards program instead of ordering directly from your wholesale or retail partners. We note your disclosure in the third bullet point on page 5 where you state that "[e]ach of our partners prominently features and promotes its brand and/or URL in its marketing and communications materials."

25. We note your response to prior comment 31. Please discuss in greater detail the development of your loyalty rewards program, including how you anticipate generating revenues from this program. Additionally, it appears from your revised disclosure that you contemplate that customers would have the ability to earn or use "reward currency" in transactions with other retailers. Please clarify the scope of your rewards program and, to the extent third party retailers will participate, discuss what arrangements you have made or expect to make to recruit third party retailers.

Financing, page 14

26. We note your response to prior comment 32. Please clarify whether anticipated revenues are monthly. Please also disclose the anticipated source(s) of funds to finance the approximately $4,000,000 in anticipated acquisitions. In addition, please explain your statement that "[w]e expect revenues from any future acquisitions to match a good portion of the expense of the acquisition."

Conflicts of Interest, page 18

27. We note your response to prior comment 38. Please disclose the substance of your response in your amended Form 8-K and clarify whether there may be conflicts, other than conflicts of time, which may exist between you and the entities affiliated with your officers and directors. Additionally, please add a risk factor describing the risks referenced in this section.

Transactions with Related Persons, page 19

28. We note your response to prior comment 43. It appears that at the beginning of your most recent fiscal year, Crisnic Fund, S.A. beneficially owned approximately 14,130,000 shares of your common stock out of 15,198,255 shares issued and outstanding. As such, it appears that Crisnic is a related party for purposes of the disclosure required by Item 404(a) of Regulation S-K. Please provide related party disclosure for the transactions with Crisnic, including disclosure of the note payable, or provide us with additional analysis why Crisnic is not a related party. Refer to Exchange Act Rule 13d-3(d)(1) and Item 404(a) of Regulation S-K.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief